[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

April 26, 2010

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on April 14, 2010 regarding Post-Effective Amendment No. 61 to the Registration Statement for The Integrity Funds (the "Trust") filed on March 2, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"). This letter is intended to respond to your comments, and revised, marked drafts of the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

COMMENT 1

Please add the required disclosure pertaining to the Trust's Board of Trustees pursuant to Proxy Disclosure Enhancements, Investment Company Act Release No. 29,092.

RESPONSE TO COMMENT 1

The additional disclosure is included in the SAI under the heading "Trustees and Officers."

Comments 2 through 31 all relate to the Prospectus.

COMMENT 2

On the cover page of the Prospectus, please remove the sentence which reads: "Only the Integrity High Income Fund currently offers Class C Shares."

RESPONSE TO COMMENT 2

The referenced sentence has been removed as requested.

COMMENT 3

Please move the sentence just below the Table of Contents that reads: "An investment in a Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency," to the risk discussion.

RESPONSE TO COMMENT 3

The referenced sentence has been deleted. Similar language appears in the italicized paragraph at the beginning of the "Principal Risks" section of each Fund Summary.

COMMENT 4

In the fees and expenses table in the Fund Summary for the Williston Basin/Mid-North America Stock Fund (the "WB/MNAS Fund"), please delete footnote 1 and please explain in your response letter the reason for footnote 2.

RESPONSE TO COMMENT 4

Footnote 1 has been deleted as requested. (The parenthetical alongside "Maximum Deferred Sales Charge (Load)" has been revised to clarify that the deferred sales charge applies to purchases of $1 million or more.) Footnote 2 was added pursuant to Instruction 3(d) to Item 3 of Form N-1A to reflect amendments that were made earlier this year to the applicable Transfer Agency Agreement and Administrative and Accounting Services Agreement to eliminate a monthly minimum fee.

COMMENT 5

Please confirm that, with respect to the Example for each of the Funds, an adjustment to reflect the applicable fee waiver and expense reimbursement agreement has been made only for the dollar amount(s) shown in the "1 Year" column.

RESPONSE TO COMMENT 5

The Trust has confirmed that for each of the Funds, an adjustment to reflect the applicable fee waiver and expense reimbursement agreement has been made only for the dollar amount(s) shown in the "1 Year" column.

COMMENT 6

Given that the portfolio turnover rate indicated for the WB/MNAS Fund was high (165.30%), please add corresponding risk disclosure.

RESPONSE TO COMMENT 6

As requested, the following disclosure pertaining to portfolio turnover risk has been added under the heading "Principal Risks":

High Portfolio Turnover Risk: The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (more than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of Fund portfolio securities may result in the realization and distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. The effects of higher than normal portfolio turnover may adversely affect Fund performance.

COMMENT 7

In the first sentence under the heading "Principal Investment Strategies" in the Fund Summary for the WB/MNAS Fund, please change "equity securities" to "stock" to be consistent with the Fund's name.

RESPONSE TO COMMENT 7

The requested change has been made.

COMMENT 8

With respect to the second to last paragraph under the heading "Principal Investment Strategies" for the WB/MNAS Fund, please confirm whether the three bullet items set forth constitute "principal" strategies. With respect to the last sentence of the first bullet item indicating that the Fund "has not established minimum quality standards for its investments in debt securities," please confirm whether this means that the Fund can invest in "junk." With respect to the second bullet item, does the Fund buy and sell options on shares of exchange-traded funds ("ETFs"), or rather buy and sell shares of ETFs themselves? If a principal strategy, do the ETFs have the same objectives and strategies as the Fund? Similarly, with respect to the last paragraph under this heading, if a principal investment strategy, please describe what is currently permitted in terms of investments in other investment companies and indicate whether such other investment companies will have the same objectives and strategies as the Fund. Please combine the last sentence with other disclosure regarding temporary investments.

RESPONSE TO COMMENT 8

The Trust has considered the last two paragraphs under the heading "Principal Investment Strategies" and determined that they do not relate to principal investment strategies. With respect to the last sentence of the first bullet item, although the Fund could invest in "junk," such investments are not part of its principal investment strategies. With respect to the second bullet item, the Fund may buy and sell shares of ETFs themselves (although, again, not as a principal investment strategy), and any such ETFs may not necessarily have the same objectives and strategies as the Fund. Similarly, with respect to the last paragraph, investments in other investment companies are not part of the Fund's principal investment strategy and, accordingly, any such other investment companies in which the Fund invests would not necessarily have the same objectives and strategies as the Fund. A discussion of these investments is now set forth under the sub-heading entitled "Temporary Defensive Positions, Cash Management Investments and Certain Other Investments" located under the main heading entitled "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks."

COMMENT 9

Please add disclosure to pertaining to how the WB/MNAS Fund's adviser decides what securities to buy and sell and when to sell them.

RESPONSE TO COMMENT 9

The following has been added to the Fund Summary and to the section discussing the Fund's principal investment strategies under the heading "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks":

The Fund's portfolio management team considers a variety of factors when choosing investments for the Fund such as: (i) identifying companies and industries that appear to have the potential for above-average long-term performance based on projections of supply and demand of a resource and the state of the market; and/or (ii) identifying companies that are expected to show above-average growth over the long term as well as those that appear to be trading below their true worth. The Fund's portfolio management team will consider selling a security if its valuation target is achieved or if its business fundamentals have deteriorated.

COMMENT 10

Under the heading "Principal Risks" in the Fund Summary for the WB/MNAS Fund, please consider whether any of the following risks are principal risks and should therefore be discussed: debt securities risk; "junk" bond risk; derivatives risk; non-diversification risk; and portfolio turnover risk.

RESPONSE TO COMMENT 10

The Trust has advised that, of these risks, only portfolio turnover risk is a principal risk of the Fund; related disclosure has been added in response to Comment 6.

COMMENT 11

In the Fund Summary for the WB/MNAS Fund, under the heading "Fund Performance" please move the sentence "The bar chart below shows the variability of the Fund's performance from year to year" from the fourth paragraph under the heading and make it the second sentence of the first paragraph. Move the first sentence of the second paragraph under the bar chart, which reads "The table shows the Fund's average annual returns for 1, 5 and 10 years, and since inception, and how they compare over the time periods indicated with those of a broad measure of market performance" so that it is the third sentence of the first paragraph under the heading. Revise the last sentence of the second paragraph under the heading to replace references to "the name change and the change of the investment strategies" with "these changes." Please delete the stray (1) in the heading to the bar chart.

RESPONSE TO COMMENT 11

The requested revisions have been made.

COMMENT 12

In the Fund Summary for the WB/MNAS Fund, under the heading "Fund Performance," please delete footnote 1 to the Average Annual Total Returns table, which indicates that average annual total returns have been calculated as if the sales charge was at its current rate for the entire length of each period shown in the table (the "Current Approach") and recalculate the numbers to reflect the actual sales charges in effect at the relevant times.

RESPONSE TO COMMENT 12

Item 4(b)(2)(iii) of Form N-1A requires the registrant to include the average annual total returns table. Instruction 2(a) to the item notes that the Fund's average annual return be calculated in accordance with Item 26(b)(1). Item 26(b)(1) states that the registrant should assume the "maximum sales load" (or other charges deducted from payments) is deducted from the initial $1,000 payment. The Trust deducts the maximum sales load assessed in its calculation as currently reflected in its prospectus. The prospectus is intended for potential investors. The Trust believes that this approach provides the most relevant performance information to a potential investor who may be paying the current maximum sales load to invest. We note this same approach is taken with respect to expenses. More specifically, with respect to the expenses included in the fee table, Instruction 3(d)(i) generally requires that annual fund operating expenses be based on amounts incurred during the Fund's most recent year. However, instruction 3(d)(ii) provides that if there have been any changes in annual fund operating expenses that would materially affect the information, the registrant must restate the expense information using the current fees as if they had been in effect during the previous fiscal year and to disclose in a footnote that the expense information was restated. The approach provides the potential investor with more relevant information regarding the expenses that they may experience.

The Trust further notes that the requested approach is not necessarily the more conservative one. For example, the current sales load for the WB/MNAS Fund is 5.00%. The sales load from April 1, 1999 (fund inception) through March 31, 2001 was 4.50%, and from April 1, 2001 through November 9, 2008 was 5.75%. Accordingly, the Trust anticipates that certain of the returns reflected in the table would rise as a result of the requested approach. Along these same lines, assume a situation in which a fund operated without a sales load and then adopted a significant sales load. Under the requested approach, the performance may look overly optimistic to a prospective investor. To avoid confusion in this situation, we believe that additional disclosure would still be required to reflect that the performance was based on different sales charges. Otherwise, investors may presume that the performance information is based on the current sales loads reflected in the prospectus.

In addition, we note that when certain Funds were modifying their sales loads, we specifically highlighted the Current Approach in the cover letters attached to prior filings under Rule 485(a)(1) for the staff's consideration. See attached letters. The staff did not raise any comments with respect to the Current Approach.

Finally, in addition to believing that the Current Approach provides the most relevant information to potential investors, the Trust has indicated that modifying to the requested approach would be quite burdensome and time consuming as the computer program used to generate the returns is based on the current maximum sales load and would require reprogramming as well as modifying the returns reflected in other materials across the complex (e.g. marketing and shareholder reports).

In light of the foregoing, we believe that the Current Approach provides the best reflection of performance in light of the sales loads that an investor will actually pay and propose to retain the disclosure.

COMMENT 13

In the Fund Summary for the WB/MNAS Fund, under the heading "Portfolio Manager," please change "Portfolio Manager" to "Portfolio Managers" and delete the text below such heading other than the chart.

RESPONSE TO COMMENT 13

The requested revisions have been made.

COMMENT 14

In the Fund Summary for the WB/MNAS Fund, under the heading "Purchase and Sale of Fund Shares," please revise the first sentence to refer to either "any business day" or "any day the New York Stock Exchange is open for business."

RESPONSE TO COMMENT 14

The sentence now reads: "You may purchase, redeem, or exchange shares of the Fund on any day the New York Stock Exchange is open for business."

COMMENT 15

In the Fund Summary for the WB/MNAS Fund, under the heading "Tax Information" please revise the text below such heading to read as follows: "The Fund's distributions will generally be taxed as ordinary income or capital gains."

RESPONSE TO COMMENT 15

The requested revision has been made.

COMMENT 16

In the Fund Summary for the Integrity Growth & Income Fund (the "Growth & Income Fund"), please delete the first sentence of footnote one to the fees and expenses table.

RESPONSE TO COMMENT 16

The footnote has been revised as requested.

COMMENT 17

Given that the portfolio turnover rate indicated for the Growth & Income Fund was high (120.02%), please add corresponding risk disclosure.

RESPONSE TO COMMENT 17

As requested, the following disclosure pertaining to portfolio turnover risk has been added under the heading "Principal Risks":

High Portfolio Turnover Risk: The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (more than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of Fund portfolio securities may result in the realization and distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. The effects of higher than normal portfolio turnover may adversely affect Fund performance.

COMMENT 18

Under the heading "Principal Investment Strategies," please add disclosure pertaining to how the Growth & Income Fund's adviser decides what securities to sell and when to sell them. In addition, is investment in other investment companies a principal strategy? If a principal investment strategy, please describe what is currently permitted in terms of investments in other investment companies and indicate whether such other investment companies will have the same objectives and strategies as the Fund.

RESPONSE TO COMMENT 18

With respect to decisions concerning the sale of securities, the following has been added to the Fund Summary and to the section discussing the Fund's principal investment strategies under the heading "Additional Information--Investment Objectives, Principal Investment Strategies and Related Risks": "The Fund's portfolio management team will consider selling a security if its valuation target is achieved or if its business fundamentals have deteriorated."

The Trust has advised that investments in other investment companies is not a principal investment strategy, and it is possible that such other investment companies may not have the same objectives and strategies as the Fund. As indicated in the response to Comment 8, a discussion of these investments is now set forth under the sub-heading entitled "Temporary Defensive Positions, Cash Management Investments and Certain Other Investments" located under the main heading entitled "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks."

COMMENT 19

In the Fund Summary for the Growth & Income Fund, under the heading "Fund Performance," please delete the fourth sentence of the second paragraph. In the same paragraph, in the last sentence, please delete all of the text following the word "techniques." Please move the sentence "The bar chart below shows the variability of the Fund's performance from year to year" from the third paragraph under the heading and make it the second sentence of the first paragraph. Move the first sentence of the second paragraph under the bar chart, which reads "The table shows the Fund's average annual returns for 1, 5 and 10 years, and since inception, and how they compare over the time periods indicated with those of a broad measure of market performance" so that it is the third sentence of the first paragraph under the heading. Please delete the stray (1) in the heading to the bar chart.

RESPONSE TO COMMENT 19

The requested revisions have been made.

COMMENT 20

In the Fund Summary for the Growth & Income Fund, under the heading "Fund Performance," please delete footnote 1 to the Average Annual Total Returns table, and recalculate the numbers to reflect the actual sales charges in effect at the relevant times.

RESPONSE TO COMMENT 20

Please see response to Comment 12.

COMMENT 21

Please incorporate Comments 13, 14 and 15 above into the Fund Summary for the Growth & Income Fund.

RESPONSE TO COMMENT 21

The requested revisions have been made.

COMMENT 22

In the Fund Summary for the Integrity High Income Fund ("High Income Fund"), in the fee and expenses table, please delete footnote 1. Also, please explain why the numbers 1.60% and 2.35% in the last line are accurate given the carveouts noted in footnote 2 for extraordinary and non-recurring expenses.

RESPONSE TO COMMENT 22

Footnote 1 has been deleted as requested. (The parenthetical alongside "Maximum Deferred Sales Charge (Load)" has been revised to clarify that the deferred sales charge applies to purchases of $1 million or more.) With respect to the percentages referenced in the last line of the fees and expenses table, although extraordinary and non-recurring expenses would be excluded from the waiver and reimbursement agreement, the Trust does not currently anticipate any such expenses for this Fund or any of the other Funds, and could not estimate the amount of any such expenses. Therefore, the Trust believes that the percentages set forth for this Fund (as well as for the other Funds) are an accurate representation.

COMMENT 23

In the Fund Summary for the High Income Fund, under the heading Principal Investment Strategies, please consider whether, in accordance with the "name rule," the text of the third paragraph under such heading should be incorporated into the 80% description in the first paragraph. In the list of investments prior to the last paragraph under this heading, if the "asset-backed securities" referred to include sub-prime securities, please revise the description accordingly. In addition, please describe how the Fund's sub-adviser decides which securities to buy and sell and when to sell them. Please consider whether the investment in other investment companies described in the last paragraph constitutes a principal investment strategy. If so, what is permitted and do they have the same objectives and strategies as the Fund?

RESPONSE TO COMMENT 23

The Trust has confirmed that, under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings made for investment purposes) in corporate bonds in the lower tier of investment grade, or lower, including bonds rated below investment grade ("junk" bonds). The first paragraph under the heading "Principal Investment Strategies" has been revised to read as follows:

The Fund invests in a non-diversified group of low-quality, high-risk, high yield corporate debt obligations. Under normal circumstances, at least 80% of the net assets (plus any borrowings made for investment purposes) will be invested in corporate bonds rated Baa by Moody's Investors Service ("Moody's") or BBB by Standard & Poor's Corporation ("S&P") or lower. As a result, this includes high yield/lower-rated debt securities (also known as "junk" bonds) that are rated by an independent rating agency to be non-investment grade (e.g., BB or lower by S&P or Ba or lower by Moody's). Because of their low credit quality, these securities typically pay higher interest rates to compensate investors for the substantial credit risk they assume. The Fund may also invest in corporate issues that have defaulted. While there are no restrictions on maturity, the Fund generally holds an average maturity of less than ten years. Capital appreciation is derived from selling bonds above the purchase price.

The Trust has advised that investments in asset-backed securities, convertible securities, preferred stocks, collateralized mortgage obligations and other investment companies do not constitute principal investment strategies; accordingly, these have been removed from the discussion of principal investment strategies and are addressed under "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks."

Regarding the sub-adviser's decisions about buying and selling securities, the second paragraph under "Principal Investment Strategies" has been revised to read as follows:

To select the securities in which to invest, the Fund's sub-adviser conducts fundamental credit research on each issuer. The Fund will buy securities that are attractively priced relative to current and expected fundamentals. The Fund will consider selling a security if its valuation target is achieved or if its business fundamentals have deteriorated.

COMMENT 24

In the Fund Summary for the High Income Fund, under the heading "Principal Risks," please delete the last sentence under the caption "Credit Risk." Under the caption "Risks of Non-Diversification," please delete the phrase "that will be in the same or related economic sectors."

RESPONSE TO COMMENT 24

The requested revisions have been made.

COMMENT 25

In the Fund Summary for the High Income Fund, under the heading "Principal Risks," regarding the caption "Asset-Backed Securities," does the Fund actually invest in automobile receivables and credit card receivables (which are described), or, rather, does it actually invest in real estate related asset-backed securities?

RESPONSE TO COMMENT 25

As noted in the response to Comment 23, the Trust has advised that investments in asset-backed securities are not a principal investment strategy for the High Income Fund. The Trust has also indicated that the Fund does not currently own any asset-backed securities.

COMMENT 26

In the Fund Summary for the High Income Fund, under the heading "Fund Performance," in the second paragraph, with respect to the last sentence, were the investment strategies and techniques of the two sub-advisers actually different? Please so indicate. However, if the investment adviser, rather than the sub-adviser actually determines which securities to buy and sell, then please delete the sentence. Please delete the extraneous (1) in the heading to the bar chart.

RESPONSE TO COMMENT 26

The Trust has advised that the investment strategies and techniques of the two sub-advisers differed, and the sub-adviser determines which securities to buy and sell. Accordingly, the last sentence has been revised to read as follows: "Accordingly, the results prior to May 5, 2008 were achieved while the Fund was managed by SMH Capital Advisors, Inc., and its investment strategies and techniques differed from those of, and may have produced different investment results than those achieved by, J.P. Morgan Investment Management Inc., which became the Fund's sub-adviser effective May 5, 2008."

The extraneous (1) has been deleted.

COMMENT 27

Please incorporate Comments 14 and 15 above into the Fund Summary for the High Income Fund.

RESPONSE TO COMMENT 27

The requested revisions have been made.

COMMENT 28

Under the main heading "Additional Information -- Investment Objectives, Principal Investment Strategies and Related Risks" please add disclosure about principal investment strategies in accordance with Item 9.

RESPONSE TO COMMENT 28

In response to this comment, the discussions of principal investment strategies in the Fund Summaries have been shortened and a section with more detailed descriptions has been added under the referenced heading.

COMMENT 29

Please confirm that the information under the heading "Additional Risk Information" in fact pertains to additional, rather than principal, risks.

RESPONSE TO COMMENT 29

The Trust has considered and determined that the discussion of the risks for the WB/MNAS Fund, except for the discussion of the risks of debt obligations, should be included in the principal risks discussion; accordingly, they are now included in the Fund Summary for the WB/MNAS Fund. The Trust has advised that the other risks are not principal.

COMMENT 30

In the discussion under the sub-heading "Manager of Managers" under the main heading "Fund Management," please add a sentence noting that no assurance can be given that the SEC will grant the relief requested.

RESPONSE TO COMMENT 30

To take into account the above comment as well as to reflect that the Trust submitted an application for an exemptive order on March 30, 2010, the referenced language now reads as follows: "The Fund has applied to the SEC for an exemptive (i.e., an exemptive rule or an exemptive order) order so that the manager-of-managers structure may be implemented; however, no assurance can be given that the SEC will grant the relief requested."

COMMENT 31

Please move the text under the major heading "Distribution and Service Plans (12b-1)" so that it is with other information responding to Item 12 of Form N-1A. (General Instruction 3(a))

RESPONSE TO COMMENT 31

The referenced section was deleted; most of the information was already reflected under the heading "The Shares Offered," and a few related additions have been made to the first paragraphs under the sub-headings "Class A Shares" and "Class C Shares," respectively.

COMMENT 32

In the SAI, under the main heading "Investment Restrictions," with respect to policies that refer to the 1940 Act, please add narrative disclosure explaining what is permitted under the 1940 Act including the applicable limits (i.e., regarding borrowings, "senior securities" and "concentration").

RESPONSE TO COMMENT 32

The following disclosure has been added:

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act generally permits an open-end fund to borrow money in amounts of up to one-third of the fund's total assets from banks, and to borrow up to 5% of the fund's total assets from banks or other lenders for temporary purposes. To limit the risks attendant to borrowing, the 1940 Act generally requires the fund to maintain at all times an "asset coverage" of at least 300% of the amount of its borrowings. Asset coverage generally means the ratio that the value of the fund's total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

With respect to the fundamental policy relating to issuing senior securities set forth in (2) above, "senior securities" are generally fund obligations that have a priority over a fund's shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act generally prohibits an open-end fund from issuing senior securities, except that the fund may borrow money in amounts of up to one-third of the fund's total assets from banks. A fund also may borrow an amount equal to up to 5% of the fund's total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the fund's outstanding shares through leveraging. Leveraging of a fund's portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund's net assets remain the same, the total risk to investors is increased to the extent of the fund's gross assets.

With respect to the fundamental policy relating to concentration in (3) above, the 1940 Act does not define what constitutes "concentration" in an industry. The staff of the SEC has taken the position that the investment of 25% or more of a fund's assets in securities of one or more issuers conducting their principal activities in the same industry constitutes concentration in an industry. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry.

COMMENT 33

In the SAI, under the main heading "Investment Policies," the list of non-fundamental policies for the Growth & Income Fund includes a policy (#6) for illiquid securities; what is the corresponding policy for the other two Funds?

RESPONSE TO COMMENT 33

For the WB/MNAS Fund and High Income Fund, the analogous non-fundamental policy is set forth in policy #1.

TANDY ACKNOWLEDGMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 or Felice Foundos as (312) 845-3864 regarding our response to Comments 12 and 20, as well as if you have any other questions or issues you would like to discuss regarding this letter. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell

ATTACHMENTS

[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

August 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds

Ladies and Gentlemen:

The Integrity Funds (the "Registrant") is transmitting Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A for electronic filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (under which it is Amendment No. 47). This Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act and is primarily with respect to the Integrity Small Cap Growth Fund (the "Fund"), a series of the Trust, which is a multi-series investment company. Please note that it is proposed that the name of the Integrity Small Cap Growth Fund will be changed to the "Williston Basin/Mid-North America Stock Fund" and that the principal strategy of the Fund will be changed accordingly, as set forth in the Amendment. It is also proposed that the maximum up-front sales charge for the Fund will be reduced from 5.75% to 5.00%, and we note that, as indicated, the performance information for the Fund included in the prospectus will be restated to reflect the lower sales charge.

In addition, the Amendment reflects the elimination of up-front and contingent deferred sales charges and a reduction in 12b-1 fees for the Integrity Growth & Income Fund, another series of the Trust, both of which changes will become effective as of September 2, 2008. We note that, as indicated, the performance information for this fund included in the prospectus will be restated to reflect the elimination of sales charges. Finally, with respect to the Integrity High Income Fund, another series of the Trust, we note that shareholder approval is currently pending for a new sub-advisory agreement and a multi-manager structure for such fund and, accordingly, certain related information in the prospectus and statement of additional information is bracketed.

If we may cooperate with you in any way in the processing of this registration statement, please telephone Felice Foundos at (312) 845-3864 or the undersigned at (312) 845-3446.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell

Enclosures

cc:	Laura Anderson
Brent Wheeler

[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

March 9, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds

Ladies and Gentlemen:

The Integrity Funds (the "Registrant") is transmitting Post-Effective Amendment No. 56 (the "Amendment") to the Registration Statement on Form N-1A for electronic filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") (under which it is Amendment No. 57). On March 6, 2009, Integrity Mutual Funds, Inc. (the "Company"), the parent company of (a) Integrity Money Management, Inc. ("IMM"), which is the investment adviser to the Trust's series, (b) Integrity Funds Distributor, Inc. ("IFD"), which is the distributor, and (c) Integrity Fund Services, Inc. ("IFS"), which is the transfer agent, accounting service provider and administrator, entered into an agreement with Corridor Investors, LLC ("Corridor"), a recently formed North Dakota limited liability company, and Viking Fund Management, LLC ("Viking") to effect certain transactions (collectively, the "Transaction") including, subject to the satisfaction of certain terms and conditions, the sale of the Company's investment advisory and other mutual fund services businesses. Among other things, the Transaction, which is currently expected to occur on or about June 30, 2009, contemplates a change in the investment adviser, subject to shareholder approval, from IMM to Viking. Viking, IFD and IFS, will become subsidiaries of Corridor. Information about the Transaction and required shareholder approvals is included in the Prospectus principally under the heading "Fund Management—Important Information Regarding Anticipated Fund Management and Services" and in the Statement of Additional Information ("SAI) principally under the heading "The Integrity Funds—Important Information Regarding Anticipated Fund Management and Services," and is cross-referenced in applicable places in each document. Moreover, the Prospectus and SAI each contain a discussion under the heading "Important Information Regarding the 'Manager of Managers' Structure" addressing the effect of the Transaction.

In addition, in November 2008, the maximum up-front sales charge for the Williston Basin/Mid-North America Stock Fund (formerly the Integrity Small Cap Growth Fund), a series of the Trust, was reduced from 5.75% to 5.00% and, as indicated, the performance information for this series included in the average annual total returns table set forth in the Prospectus will be calculated as if it were 5.00% for the entire length of each period shown in the table. Similarly, in September 2008, up-front sales charges were eliminated for the Integrity Growth & Income Fund, another series of the Trust, and the performance information for this series will be calculated as if the sales charge had been eliminated for the entire length of each period shown. Finally, under the heading "Investment Policies" in the SAI, consistent with a supplement to the SAI dated November 13, 2008, the investment policies set forth for the High Income Fund, another series of the Trust, reflect a change in a non-fundamental investment policy to allow such series to purchase Rule 144A restricted securities without registration rights.

In light of the above, the Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act. Please note that the Trust and IFD anticipate requesting acceleration pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the 1933 Act so that the Amendment may become effective on May 1, 2009.

If we may cooperate with you in any way in the processing of this registration statement, please telephone Felice Foundos at (312) 845-3864 or the undersigned at (312) 845-3446.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell

Enclosures

cc:	Laura Anderson
Brent Wheeler
Mark J. Kneedy